EXHIBIT 12.1

EOG RESOURCES, INC.

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income	$1,075,278	$1,091,123	$160,654	$546,627	$2,436,919	$1,089,918
Less: Capitalized Interest Expense	(36,674)	(57,741)	(76,300)	(54,919)	(42,628)	(29,324)
Add: Fixed Charges	236,146	315,702	237,590	181,426	117,568	96,228
Income Tax Provision	651,284	818,676	247,322	325,384	1,309,620	540,950

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$1,926,034	$2,167,760	$569,266	$998,518	$3,821,479	$1,697,772

FIXED CHARGES:
Interest Expense	$148,660	$197,572	$125,073	$97,751	$49,899	$45,628
Capitalized Interest	36,674	57,741	76,300	54,919	42,628	29,324
Capitalized Expenses Related to Indebtedness	5,538	12,791	4,513	3,150	1,759	1,150
Rental Expense Representative of
Interest Factor	45,274	47,598	31,704	25,606	23,282	20,126

TOTAL FIXED CHARGES	236,146	315,702	237,590	181,426	117,568	96,228
Preferred Stock Dividends on a Pre-tax Basis	—	—	—	—	681	9,970

COMBINED TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$236,146	$315,702	$237,590	$181,426	$118,249	$106,198

RATIO OF EARNINGS TO FIXED CHARGES	8.16	6.87	2.40	5.50	32.50	17.64

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	8.16	6.87	2.40	5.50	32.32	15.99